

September 19, 2023

Guang Yang
Vice President of Finance
Waterdrop Inc.
Block C, Wangjing Science and Technology Park
No. 2 Lize Zhonger Road
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Waterdrop Inc.**
> **Correspondence dated August 29, 2023**
> **Form 20-F**
> **For the Fiscal Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **File No. 001-40376**

Dear Guang Yang:

We have reviewed your August 29, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2023 letter.

Correspondence dated August 29, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 153

1. We note your response to prior comment 9. We also note from the information about Dr. Peng Shen on page 116 of your Form 20-F that he is a member of the Standing Committee of the Beijing Federation of Industry and Commerce. Please provide us with the following information:

    - Tell us more about the Beijing Federation of Industry and Commerce, including whether it is affiliated with the All-China Federation of Industry and Commerce and whether it has any ties to the Chinese Communist Party.

- Tell us whether Dr. Shen is a member of the Chinese Communist Party. We note that your response to prior comment 9 only addresses whether he is an official of the Chinese Communist Party.
- Tell us whether Dr. Shen has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party or any organizations led by or with significant ties to the Chinese Communist Party.
- Confirm, if true, that you continue to believe Dr. Shen is not an official of the Chinese Communist Party. In so doing, address how you considered the above factors.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Robert Klein, Accounting Branch Chief at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo, Staff Attorney at (202) 957-9365 or Susan Block, Staff Attorney at (202) 551-3210 with any other questions. Contact Austin Pattan at (202) 551-6756 or Jennifer Thompson at (202) 551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Yuting Wu